Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2020 Financial Results

SHANGHAI, August 26, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI), a leading online entertainment platform for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights:

•	Total net revenues reached RMB2,617.6 million (US$370.5 million), a 70% increase from the same period in 2019.

•	Average monthly active users (MAUs) reached 171.6 million, and mobile MAUs reached 152.9 million, representing increases of 55% and 59%, respectively, from the same period in 2019.

•	Average daily active users (DAUs) reached 50.5 million, a 52% increase from the same period in 2019.

•	Average monthly paying users (MPUs1) reached 12.9 million, a 105% increase from the same period in 2019.

“Last year, we reaffirmed user growth as our key strategic focus and have been efficiently executing on that goal,” said Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “After our stellar first quarter, we continued to strengthen our growth momentum and invested in broadening recognition of the Bilibili brand name. Our confidence in this strategy is built on our self-fulfilling ecosystem. We believe the content pool we offer is deep and diverse enough to host a much wider user base, and our friendly and vibrant community can retain those newcomers. During the second quarter, we launched several successful marketing campaigns to raise brand awareness and improve brand perception, while actively expanding our content offerings, all of which led to our fast and healthy user growth. In the meantime, video-lization has become an inevitable trend as more people look to video as their primary way to consume and express content. Being uniquely positioned as the star platform in the online video space, we expect this trend to put us on the fast track as we continue to expand. Looking ahead, our sights are set on further executing our growth strategy, building an even more dynamic and robust community, and bringing additional value to all of our stakeholders.”

Mr. Sam Fan, Chief Financial Officer of Bilibili, said, “Our growth strategy continues to pay off as our platform becomes more attractive for users and business partners. During the second quarter, our revenues grew 70% year-over-year, reaching RMB2.6 billion, once again exceeding our guidance. We continued to convert our growing traffic to paying users. MPUs reached 12.9 million, more than double compared to the same period last year. With increased revenues and improved leverage, our gross margin rose to 23.1% in the second quarter from 16.4% in the same period last year. We are also pleased to have completed an offering convertible senior notes in an aggregate principal amount of US$800 million, at a lower interest rate than last year, despite the volatile market. We expect these funds to support our strategic growth initiatives as we continue to invest in our future, while maintaining high quality, sustainable growth.”

Second Quarter 2020 Financial Results

Total net revenues. Total net revenues were RMB2,617.6 million (US$370.5 million), representing an increase of 70% from the same period of 2019.

Mobile games. Revenues from mobile games were RMB1,248.0 million (US$176.6 million), representing an increase of 36% from the same period of 2019. The increase was primarily due to the successful newly launched mobile game Princess Connect, and the sustained stable performance of existing mobile games.

Value-added services (VAS) (formerly known as Live broadcasting and VAS). Revenues from VAS were RMB825.3 million (US$116.8 million), representing an increase of 153% from the same period of 2019, mainly attributable to the Company’s enhanced monetization efforts, led by increases in the number of paying users for the Company’s premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB348.6 million (US$49.3 million), representing an increase of 108% from the same period of 2019. This increase was primarily attributable to the increasing number of advertisers, which was driven by further recognition of Bilibili’s brand name in China’s online advertising market.

E-commerce and others. Revenues from e-commerce and others were RMB195.8 million (US$27.7 million), representing an increase of 58% from the same period of 2019, primarily attributable to the increase in sales of products through the Company’s e-commerce platform.

Cost of revenues. Cost of revenues was RMB2,013.6 million (US$285.0 million), representing an increase of 57% compared to the same period of 2019. Revenue-sharing cost, a key component of cost of revenues, was RMB1,027.3 million (US$145.4 million), representing an increase of 79% from the same period in 2019.

Gross profit. Gross profit was RMB604.0 million (US$85.5 million), representing an increase of 140% from the same period in 2019.

Total operating expenses. Total operating expenses were RMB1,214.1 million (US$171.8 million), representing an increase of 103% from the same period of 2019.

Sales and marketing expenses. Sales and marketing expenses were RMB675.1 million (US$95.6 million), representing a 181% increase year-over-year. The increase was primarily attributable to increased channel and marketing expenses associated with Bilibili’s app and brand, as well as promotional expenses for the Company’s mobile games. The increase was also attributable to the increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB208.4 million (US$29.5 million), representing a 48% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, increased share-based compensation expenses and other general and administrative expenses.

Research and development expenses. Research and development expenses were RMB330.6 million (US$46.8 million), representing a 53% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel and increased share-based compensation expenses.

Loss from operations. Loss from operations was RMB610.1 million (US$86.4 million), compared to RMB345.4 million in the same period of 2019.

Income tax expense. Income tax expense was RMB11.9 million (US$1.7 million), compared to RMB12.7 million in the same period of 2019.

Net loss. Net loss was RMB570.9 million (US$80.8 million), compared to RMB315.0 million in the same period of 2019.

Adjusted net loss2. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, was RMB475.7 million (US$67.3 million), compared to RMB256.1 million in the same period of 2019.

Basic and diluted EPS and adjusted basic and diluted EPS2. Basic and diluted net loss per share were RMB1.63 (US$0.23), compared to RMB0.96 in the same period of 2019. Adjusted basic and diluted net loss per share were RMB1.35 (US$0.19), compared to RMB0.78 in the same period of 2019.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2020, the Company had cash and cash equivalents, time deposits, as well as short-term investments of RMB15.6 billion (US$2.2 billion), compared to RMB8.1 billion as of December 31, 2019.

Recent Development

In June 2020, the Company completed an offering of convertible senior notes (the “Notes”) due 2027 in an aggregate principal amount of US$800 million. The Company plans to use the net proceeds from the Notes for enriching its content offerings, investing in research and development, and other general corporate purposes.

Outlook

For the third quarter of 2020, the Company currently expects net revenues to be between RMB3.05 billion and RMB3.10 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

The paying users are calculated by number of users who paid for games, live broadcasting, premium membership, Bilibili Comic and Maoer, after eliminating duplicates of users paid for multiple services other than users of Maoer. The Company adds the number of paying users of Maoer toward its total paying users without eliminating duplicates.

[2]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern time on August 26, 2020 (9:00 AM Beijing/Hong Kong time on August 27, 2020).

Details for the earnings conference call are as follows:

Event Title:	Bilibili Inc. Second Quarter 2020 Earnings Conference Call
Conference ID:	5788824
Registration Link:	http://apac.directeventreg.com/registration/event/5788824

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call and investor presentation will be available on the Company’s investor relations website at http://ir.bilibili.com.

A replay of the conference call will be accessible by phone two hours after the conclusion of the live call at the following numbers, until September 2, 2020:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong:	800-963-117
China:	400-632-2162
Replay Access Code:	5788824

About Bilibili Inc.

Bilibili represents an iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses and amortization expense related to intangible assets acquired through business acquisitions, which are non-cash charges. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the Impact of COVID-19, Outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on the Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	919,856	1,150,613	1,247,977	1,793,311	2,398,590
Value-added services (formerly known as Live broadcasting and VAS)	326,013	793,553	825,251	617,665	1,618,804
Advertising	167,736	214,266	348,572	280,235	562,838
E-commerce and others	124,078	157,103	195,801	219,979	352,904

Total net revenues	1,537,683	2,315,535	2,617,601	2,911,190	4,933,136
Cost of revenues	(1,285,944)	(1,785,071)	(2,013,588)	(2,470,135)	(3,798,659)
Gross profit	251,739	530,464	604,013	441,055	1,134,477

Operating expenses:
Sales and marketing expenses	(240,004)	(605,957)	(675,092)	(421,491)	(1,281,049)
General and administrative expenses	(141,269)	(171,377)	(208,411)	(269,756)	(379,788)
Research and development expenses	(215,860)	(297,335)	(330,628)	(401,935)	(627,963)

Total operating expenses	(597,133)	(1,074,669)	(1,214,131)	(1,093,182)	(2,288,800)

Loss from operations	(345,394)	(544,205)	(610,118)	(652,127)	(1,154,323)

Other income/(expenses):
Investment income/(loss), net	14,468	(26,481)	31,423	96,515	4,942
Interest income	49,971	26,652	23,504	74,378	50,156
Interest expense	(15,638)	(15,172)	(22,671)	(15,638)	(37,843)
Exchange (losses)/gains	(847)	12,710	4,213	(2,948)	16,923
Others, net	(4,905)	17,333	14,734	10,025	32,067

Total other income, net	43,049	15,042	51,203	162,332	66,245

Loss before income tax	(302,345)	(529,163)	(558,915)	(489,795)	(1,088,078)
Income tax	(12,671)	(9,392)	(11,939)	(20,859)	(21,331)

Net loss	(315,016)	(538,555)	(570,854)	(510,654)	(1,109,409)
Accretion to redeemable noncontrolling interests	—	(1,270)	(1,760)	—	(3,030)
Net loss attributable to noncontrolling interests	2,201	4,584	5,966	11,879	10,550

Net loss attributable to the Bilibili Inc.’s shareholders	(312,815)	(535,241)	(566,648)	(498,775)	(1,101,889)

Net loss per share, basic	(0.96)	(1.62)	(1.63)	(1.56)	(3.25)
Net loss per ADS, basic	(0.96)	(1.62)	(1.63)	(1.56)	(3.25)
Net loss per share, diluted	(0.96)	(1.62)	(1.63)	(1.56)	(3.25)
Net loss per ADS, diluted	(0.96)	(1.62)	(1.63)	(1.56)	(3.25)
Weighted average number of ordinary shares, basic	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ADS, basic	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ordinary shares, diluted	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ADS, diluted	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	6,111	6,875	7,256	11,185	14,131
Sales and marketing expenses	3,778	6,759	11,212	6,900	17,971
General and administrative expenses	17,130	26,416	41,421	30,355	67,837
Research and development expenses	17,381	15,474	26,758	31,208	42,232

Total	44,400	55,524	86,647	79,648	142,171

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31,	June 30,
	2019	2020
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	4,962,660	6,094,270
Time deposits	1,844,558	4,822,414
Accounts receivable, net	744,845	773,209
Prepayments and other current assets	1,511,191	1,935,293
Short-term investments	1,260,810	4,639,382

Total current assets	10,324,064	18,264,568

Non-current assets:
Property and equipment, net	516,087	698,959
Production cost, net	443,533	556,019
Intangible assets, net	1,657,333	1,988,680
Goodwill	1,012,026	1,012,026
Long-term investments, net	1,251,129	1,622,453
Other long-term assets	312,395	329,472

Total non-current assets	5,192,503	6,207,609

Total assets	15,516,567	24,472,177

Liabilities
Current liabilities:
Accounts payable	1,904,042	2,627,802
Salary and welfare payables	355,936	390,275
Taxes payable	67,856	50,388
Short-term loan	—	100,000
Deferred revenue	1,369,000	1,621,322
Accrued liabilities and other payables	575,763	785,670

Total current liabilities	4,272,597	5,575,457
Non-current liabilities:
Long-term debt	3,414,628	9,037,440
Other long-term liabilities	192,882	197,552

Total non-current liabilities	3,607,510	9,234,992

Total liabilities	7,880,107	14,810,449

Redeemable noncontrolling interests	—	128,053

Total Bilibili Inc.’s shareholders’ equity	7,052,484	8,939,966
Noncontrolling interests	583,976	593,709

Total shareholders’ equity	7,636,460	9,533,675

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	15,516,567	24,472,177

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2019	2020	2020	2019	2020
	RMB	RMB	RMB	RMB	RMB
Net loss	(315,016)	(538,555)	(570,854)	(510,654)	(1,109,409)
Add:
Share-based compensation expenses	44,400	55,524	86,647	79,648	142,171
Amortization expense related to intangible assets acquired through business acquisitions	14,476	8,472	8,472	29,490	16,944

Adjusted net loss	(256,140)	(474,559)	(475,735)	(401,516)	(950,294)

Net loss attributable to the Bilibili Inc.’s shareholders	(312,815)	(535,241)	(566,648)	(498,775)	(1,101,889)
Add:
Share-based compensation expenses	44,400	55,524	86,647	79,648	142,171
Amortization expense related to intangible assets acquired through business acquisitions	14,476	8,472	8,472	29,490	16,944

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(253,939)	(471,245)	(471,529)	(389,637)	(942,774)

Adjusted net loss per share, basic	(0.78)	(1.43)	(1.35)	(1.22)	(2.78)
Adjusted net loss per ADS, basic	(0.78)	(1.43)	(1.35)	(1.22)	(2.78)
Adjusted net loss per share, diluted	(0.78)	(1.43)	(1.35)	(1.22)	(2.78)
Adjusted net loss per ADS, diluted	(0.78)	(1.43)	(1.35)	(1.22)	(2.78)
Weighted average number of ordinary shares, basic	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ADS, basic	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ordinary shares, diluted	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316
Weighted average number of ADS, diluted	325,661,667	329,443,167	348,634,400	318,789,916	339,039,316